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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

SONIC TECHNOLOGY SOLUTIONS INC.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
835452103
(CUSIP Number)
September 30, 2007
(Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))
Page 1 of 5 Pages

CUSIP No. 835452103

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) David W. Tice & Associates, LLC – 66-0623243
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) Not Applicable	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	5	SOLE VOTING POWER -0-
BENEFICIALLY OWNED	6	SHARED VOTING POWER -0-
BY EACH REPORTING	7	SOLE DISPOSITIVE POWER 1,316,300
PERSON WITH:	8	SHARED DISPOSITIVE POWER -0-

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,316,300(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not Applicable	[ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.2%(1)
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA
(1)	The percent ownership calculated is based upon an aggregate of 41,234,000 shares outstanding as of September 30, 2007, as reported on Bloomberg.

Page 2 of 5 Pages

CUSIP No. 835452103

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Prudent Bear Funds, Inc. – 39-1837741
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) Not Applicable	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Maryland

NUMBER OF SHARES	5	SOLE VOTING POWER -0-
BENEFICIALLY OWNED	6	SHARED VOTING POWER 1,316,300
BY EACH REPORTING	7	SOLE DISPOSITIVE POWER -0-
PERSON WITH:	8	SHARED DISPOSITIVE POWER -0-

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,316,300(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not Applicable	[ ]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.2%(1)
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IV
(1)	The percent ownership calculated is based upon an aggregate of 41,234,000 shares outstanding as of September 30, 2007, as reported on Bloomberg.

Page 3 of 5 Pages

CUSIP No. 835452103

        This Amendment No. 2 to the undersigned’s Schedule 13G, which was originally filed on February 11, 2005, and amended on February 8, 2006 (the “Schedule 13G”) with regard to Sonic Technology Solutions Inc. (the “Issuer”), is being filed to amend Items 1, 4 and 5 of the Schedule 13G. Except as expressly stated herein, there have been no material changes in the information set forth in the Schedule 13G.

Item 1(a).	Name of Issuer:

Sonic Technology Solutions Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Unit 7 — 8765 Ash Street Vancouver, BC V6P 6T3

Item 4.	Ownership

David W. Tice & Associates, LLC
(a)	Amount Beneficially Owned: 1,316,300 *
(b)	Percent of Class: 3.2%
(c)	Number of shares as to which such person has:
(i)	sole power to vote or to direct the vote: -0-
(ii)	shared power to vote or to direct the vote: -0-
(iii)	sole power to dispose or to direct the disposition of: 1,316,300
(iv)	shared power to dispose or to direct the disposition of: -0-

Prudent Bear Funds, Inc.
(a)	Amount Beneficially Owned: 1,316,300 *
(b)	Percent of Class: 3.2%
(c)	Number of shares as to which such person has:
(i)	sole power to vote or to direct the vote: -0-
(ii)	shared power to vote or to direct the vote: 1,316,300
(iii)	sole power to dispose or to direct the disposition of: -0-
(iv)	shared power to dispose or to direct the disposition of: -0-

*	David W. Tice & Associates, LLC and Prudent Bear Funds, Inc. share beneficial ownership over the same 1,316,300 shares.

Page 4 of 5 Pages

CUSIP No. 835452103

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |X|.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 30, 2007

DAVID W. TICE & ASSOCIATES, LLC
By: /s/ David W. Tice
David W. Tice, President
PRUDENT BEAR FUNDS, INC.
By: /s/ David W. Tice
David W. Tice, President

Page 5 of 5 Pages